UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

NATURE WOOD GROUP LIMITED
(Name of Issuer)

Ordinary Shares, represented by American Depositary Shares
(Title of Class of Securities)

63903R106
(CUSIP Number)

Lawrence S. Venick, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place, Central Hong Kong SAR Telephone: +852-3923-1111 Fax: +852-3923-1100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 9, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63903R106	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Wing Luk Chan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7,516,484
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

7,516,484
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

7,516,484
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON* (see instructions)

IN

CUSIP No. 63903R106	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the US$0.001 par value ordinary shares (the “Ordinary Shares”) of Nature Wood Group Limited, a BVI company (the “Issuer”), represented by American depositary shares. Each American depositary shares represents eight Ordinary Shares. The address of the principal executive office of the Issuer is Avenida da Amizade no. 1287, Chong Fok Centro Comercial, 13 E Macau S.A.R..

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by Mr. Wing Luk Chan. (the “Reporting Person”)

(b)	The principal business address of Mr. Wing Luk Chan is Room 3619, 36/F, Convention Plaza Apartment, No 1 Harbour Road, Wanchai, Hong Kong.

(c)	Mr. Wing Luk Chan’s principal occupation is merchant.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding or been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which he was or is a subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Wing Luk Chan is citizen of Hong Kong.

CUSIP No. 63903R106	13D	Page 4 of 5 Pages

Item 3. Source and Amount of Funds or Other Consideration.

On September 28, 2020, the Reporting Person and the Issuer entered into a subscription agreement, pursuant to which the Issuer agreed to issue and the Reporting Person agreed to subscribe for convertible bond in the principal amount of HK$45,035,479.

On July 1, 2021, the Reporting Person and Mr. Hok Pan Se entered into a sale and purchase agreement, pursuant to which the Reporting Person agreed to sell and Mr. Se agreed to buy the convertible bond of the Issuer in the principal amount of HK$10,000,000.

On September 13, 2023, the Reporting Person elected to convert all outstanding convertible bond of the Issuer in the principal amount of HK$35,035,479 into ordinary shares, resulting in the issuance of 7,516,484 ordinary shares on October 9, 2023.

Item 4. Purpose of Transaction.

(a)	N/A

(b)	N/A

(c)	N/A

(d)	N/A

(e)	N/A

(f)	N/A

(g)	N/A

(h)	N/A

(i)	N/A

(j)	N/A

Item 5. Interest in Securities of the Issuer.

(a)	The responses to Items 11 and 13 of the cover pages to this Schedule 13D are incorporated therein.

(b)	The responses to Items 7 to 10 of the cover pages to this Schedule 13D are incorporated therein.

(c)	The Reporting Person had not entered into any transaction in the Shares during the sixty days immediately prior to October 9, 2023

(d)	As of October 9, 2023, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares beneficially owned by the Reporting Person.

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As of October 9, 2023, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person or between the Reporting Person and any other person, with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

N/A

CUSIP No. 63903R106	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/Wing Luk Chan
(Name)

(Title)

November 16, 2023
(Date)